Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated September 11, 2020 (the “Prospectus”) issued by Huazhu Group Limited (the “Company”).

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION,

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company refers to the Prospectus and the allotment results announcement of the Company dated September 21, 2020. On October 16, 2020, the Joint Global Coordinators, on behalf of the International Underwriters, have fully exercised the Over-allotment Option in respect of an aggregate of 3,063,300 Shares (the “Over-allotment Shares”), representing not more than 15% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Goldman Sachs International and Winner Crown Holdings Limited, Goldman Sachs International has borrowed 3,063,300 Shares from Winner Crown Holdings Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return in full to Winner Crown Holdings Limited of the 3,063,300 borrowed Shares. The Company will allot and issue the Over-allotment Shares at HK$297.00 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and permission to deal in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange are expected to commence at 9:00 a.m. on October 21, 2020.

Total Outstanding Shares of the Company upon the Full Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued and outstanding Shares remains unchanged since the Latest Practicable Date, except for the Shares issued following the completion of the Global Offering) is 317,449,194 Shares and 320,512,494 Shares, respectively.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$898.4 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company further announces that the stabilization period in connection with the Global Offering ended on October 16, 2020, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Goldman Sachs (Asia) L.L.C., as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)                   over-allocations of an aggregate of 3,063,300 Shares in the International Offering, representing not more than 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)                   the borrowing of an aggregate of 3,063,300 Shares from Winner Crown Holdings Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering;

(3)                 the full exercise of the Over-allotment Option by the Joint Global Coordinators, on behalf of the International Underwriters, on October 16, 2020, in respect of an aggregate of 3,063,300 Shares, representing not more than 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return in full to Winner Crown Holdings Limited of the borrowed 3,063,300 Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, October 16, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.